SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          EMISPHERE TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   291345 10 6
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                                 (CUSIP Number)

                                  Kevin Insley
                        Elan International Services Ltd.
                               102 St. James Court
                           Flatts Smiths, FL04 Bermuda
                                 (441) 292-9169
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 13, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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CUSIP No. 291345 10 6

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Elan International Services Ltd.
          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                   (b) / /
          N/A
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3         SEC USE ONLY


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4         SOURCE OF FUNDS

          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      / /
          N/A
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
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                             7         SOLE VOTING POWER

        NUMBER OF                      712,000
           SHARES            ___________________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
         REPORTING           ___________________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       712,000
                             ___________________________________________________
                             10        SHARED DISPOSITIVE POWER

                                       None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            712,000
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                           / /

          N/A
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.9
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14        TYPE OF REPORTING PERSON

          CO
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                               Page 2 of 4 Pages

Item 1.  Security and Issuer.

     This statement amends the Schedule 13D filed by Elan International Services, Inc., a corporation organized and existing under the laws of Bermuda ("Elan International"), with the Securities and Exchange Commission on October 27, 1995 (the "Schedule 13D") with respect to the Common Stock, $.01 par value (the "Common Stock"), of Emisphere Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is:
765 Old Saw Mill River Road, Tarrytown, New York 10591.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of December 13, 1999, Elan International beneficially owns 712,000 shares of Common Stock, or approximately 4.9% of the Common Stock of the Issuer (based on the number of shares of Common Stock outstanding on November 30, 1999 as set forth in the Issuer's Form 10-K/A filed with the Securities and Exchange Commission on December 9, 1999). To the best knowledge of Elan International, no other person named in Item 2 above beneficially owns any shares of the Issuer's Common Stock.

     (b) To the best knowledge of Elan International, it has sole power to vote or direct the vote of, and to dispose of or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

     (c) In a series of transactions from December 2, 1999 to December 13, 1999, Elan International disposed of 228,000 shares of the Common Stock of the Issuer at an average price of $19.93 per share in brokers' transactions on Nasdaq.

     (d) Not applicable.

     (e) Elan International ceased to be the beneficial owner of more than 5.0% of the Common Stock on December 13, 1999.


                               Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 1999

                             ELAN INTERNATIONAL SERVICES LTD.


                             By:  /s/ Kevin Insley
                                  ---------------------------------------
                                  Name:  Kevin Insley
                                  Title: President and
                                         Chief Financial Officer









                               Page 4 of 4 Pages